UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 164TH MEETING OF THE BOARD OF

DIRECTORS HELD ON DECEMBER 15, 2010

1. DATE, TIME AND PLACE: On December 15 (fifteen) of 2010, at 10 a.m. at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Campinas Mogi-Mirim, Km 2.5, in the city of Campinas, State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3. ATTENDANCE: The majority of the members of the Board of Directors (“Board”) and the CEO of the company. JUSTIFIED ABSENCE: Claudio Borin Guedes Palaia.

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics on the Agenda were examined, the subjects at issue were discussed and the following resolutions were taken:

(i)        Cognizance was taken of the Work Plans of the Board Advisory Committees and Commissions during the month of December;

(ii)      Cognizance was taken of the Company’s accrued earnings through the month of November and material facts that occurred in this same month, reported by the CEO;

(iii)     Approval by unanimous vote of the minutes of the 163rd Meeting of the Board of Directors held on November 24, 2010;

(iv)     Approval, by unanimous vote and pursuant to item “b” of Article 18 of the Company’s Bylaws, of a revision of the Company’s and subsidiaries’ 2011 Budget and 2012/2015 Multi-Year Projections, seeking to adjust the budget items, and the recommendation to the Company’s representatives on the management bodies of the subsidiaries to adopt the same adjustments as resolved;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

(v)      Approval, by unanimous vote and pursuant to item “b” of Article 18 of the Company’s Bylaws, the assumptions proposed by the Board of Executive Officers for the 2011/2015 strategic planning cycle of the Company and its subsidiaries;

(vi)     Approval, by unanimous vote and pursuant to item “aa” of Article 18 of the Company’s Bylaws, the Corporate Calendar of Events for the year of 2011;

(vii)    Approval, by unanimous vote and pursuant to Article 4 of the CVM Instruction no. 371/2002, the recognition of the supplementing of tax credits stemming from fiscal losses and a social contribution negative base, with a remaining total balance of R$ 172,518,000.00 (one hundred and seventy-two million, five hundred and eighteen thousand reais), referring to the fiscal credits recognized in the Accounting Statements as at December 31, 2010, based on the Technical Feasibility Study, which will be submitted for examination by the Fiscal Council under the terms and conditions of Board of Executive Officers Resolution no. 2010131;

(viii)  Approval, by unanimous vote and based on item “q” of Article 18 of the Bylaws of the Company, the accounting assumptions to be adopted by the Financial Statements of the Company and its subsidiaries for the closing of the 2010 fiscal year, to satisfy the International Financial Reporting Standards (“IFRS”), pursuant to the terms of Board of Executive Officers Resolution no. 2010137;

(ix)     Recommended to the Company's representatives on the management bodies of the Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) e Companhia Jaguari de Energia (“CPFL Jaguari”) subsidiaries, a favorable vote for approval of the contracting of METER READING SERVICES AND DELIVERY OF ELECTRIC POWER BILLS (Board of Executive Officers Resolutions 2010183, 2010150, 2010092, 2010084, 2010086, 2010085 and 2010085); and

(x)      Cognizance was taken of the public information presented by the Board of Executive Officers regarding the participation of its CPFL Geração de Energia S.A. (“CPFL Geração”) subsidiary in the New Energy Auction A-5/2010 referring to the concession of the use of a public asset for exploitation of the Hydroelectric Potential of the Teles Pires (the “Auction”), to be held by the National Electric Energy Agency (“ANEEL”) on December 17, 2010, pursuant to Auction Announcement no. 04/2010 and the establishment of a consortium with Companhia Energética de Minas Gerais - CEMIG, Camargo Corrêa Investimentos em Infra Estrutura S.A. and Andrade Gutierrez Participações S.A.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

This subject was approved by Board member Martin Roberto Glogowsky, indicated by the Bonaire Participações S.A. (“Bonaire”) shareholder and independent member Ana Dolores Moura Carneiro de Novaes, pursuant to the terms and conditions contained in Board of Executive Officers Resolution no. 2010088 of CPFL Geração, with it being hereby recorded that the Board members nominated by shareholders VBC Energia S.A. (“VBC”) and BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”) did not have access to the strategic information that could affect the competitiveness of CPFL Geração during the Auction and did not vote on this subject, with their abstentions being recorded pursuant to the conditions foreseen in Subclause 5.11 of the Shareholders’ Agreement of the Company;

6. CLOSURE: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos, Robson Rocha, Francisco Caprino Neto, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.